EXHIBIT 3.2


               RESOLVED that the first and second sentences of
          Article III, Section 1, of the By-Laws of the
          Corporation, as heretofore amended, shall be and are amended effective immediately to read in their entirety as follows:

                    "The number of directors which shall
               constitute the whole board of directors shall be fixed from time to time by resolution of the board of directors, but no decrease in the number of directors effected by any such resolution shall change the term of any director in office at the time that any such resolution is adopted."